

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via E-mail
You-Su Lin
Interim Chief Executive Officer
China Hydroelectric Corporation
2105A, Ping'an International Financial Center
No. 3 South Xinyuan Street
Chaoyang District, Beijing
People's Republic of China 100027

>   Re: **China Hydroelectric Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 28, 2013**
>   **File No. 001-34609**

Dear Dr. Lin:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Cover Page

1. Please revise to include a name, telephone, e-mail and/or facsimile number and address of a company contact person as required by the facing sheet of Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations of Our Company

EBITDA, as adjusted, page 83

2. We note your use of "net (loss) income attributable to China Hydroelectric Corporation shareholders" as the most directly comparable GAAP financial measure in your reconciliation to EBITDA, as adjusted, on page 84. However, you disclose above the reconciliation that you are reconciling to your net income (loss). We believe that if EBITDA is presented as a performance measure, it should be reconciled to net income as presented in the statement of operations under GAAP. Please explain or revise. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

 B. Liquidity and Capital Resources

Operating Activities, page 94

3. Please revise to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information apparent from the face of your cash flow statement. Refer to Section IV of Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 117

4. You disclose that you have not been exposed, nor do you anticipate being exposed, to material risks due to changes in market interest rates. Please explain in greater detail and disclose why you believe you are not exposed to interest rate risk considering the amount of debt you maintain and that interest expense was approximately 32.9% and 45.3% of your revenues for the years ended December 31, 2012, and 2011, respectively as calculated using your consolidated statements of comprehensive income on page F-3.

5. If the interest rate risk is considered material, we believe you should revise using one of the three alternatives for disclosure of quantitative and qualitative information about market risk as required by the instructions to Item 11 of Form 20-F.

Item 15. Controls and Procedures, page 119

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

6. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

7. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

8. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

9. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

10. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

11. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

12. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

13. You disclose that your management concluded that internal control over financial reporting was effective as of December 31, 2012, but that you identified certain control deficiencies in connection with accounts and business activities at entities and projects previously acquired by you and you are in the process of implementing measures to address these issues. Please tell us:

- the nature of the deficiencies noted and what period they relate to;

- your conclusion as to whether each of the identified deficiencies, both independently and in the aggregate, represented a material weakness or material weaknesses and if so, how you reasonably conclude that you have an effective internal control over financial reporting; and

- the current status of the remediation of the control deficiencies.

Item 16A. Audit Committee Financial Expert, page 120

14. You disclose that Mr. Yun Pun (Felix) Wong qualifies as an "audit committee financial expert." Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 17. Financial Statements

9. Goodwill, page F-38

15. You disclose that during the year ended December 31, 2012 you performed a qualitative assessment and determined it was not more likely than not that the fair value of your reporting units were less than their carrying value. We note you identified a goodwill impairment indicator during the year ended December 31, 2011 due to the significant decline in your share price for a sustained period and ultimately recorded a goodwill impairment. Additionally, we note that you have a current deficit as of December 31, 2012, a loss from continuing operations for the year ended December 31, 2012, and your auditor's report raises substantial doubt as to your ability to continue as a going concern. Please advise us how you consider these negative factors in your qualitative assessment for the year ended December 31, 2012 in detail, including other specific events and circumstances you considered, and how each of them individually and in their totality impacted your evaluation and conclusion. Refer to ASC 350-20-35-3C.

12. Accrued Expenses and Other Current Liabilities, page F-40

16. Other Non-Current Liabilities, page F-50

16. Please explain in detail the facts and circumstances that appears to have driven the reclassification of unrecognized tax benefits and related accrued interest from accrued expenses and other current liabilities as of December 31, 2011 to other non-current liabilities as of December 31, 2012.

13. Income Tax Expense, page F-42

17. Refer to the income tax expense reconciliation on page F-43. We note your reconciling item "Effect of non-PRC entities not subject to income tax". Please tell us and disclose

the nature of this apparent permanent difference. Also explain to us how this non-taxable line item triggers an increase in your income tax expense.

24. Commitments and Contingencies

(c) Other Commitments, page F-59

18. You disclose that you entered into compensation agreements during the year ended December 31, 2011 with certain land owners who lost the usage of their land due to the operation of your projects in the area, and that you recorded $166,000 and $739,000 of related expenses during the years ended December 31, 2011, and 2012, respectively. Please explain in further detail the facts, circumstances and their timing surrounding these agreements. Additionally, please explain your U.S. GAAP basis behind your accounting citing the relevant literature you relied upon, and specifically discuss the timing and calculation of the amounts recognized. We note that you did not record the full accrual of the compensation expenses in the financial statements. Please provide an example in demonstrating how you calculated the periodic expenses for 2011 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Scott Powell
             China Hydroelectric Corporation
             Via E-mail